October 4, 2010

VIA EDGAR ONLY
Mr. Brandon A. Hill, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:           Bureau of Fugitive Recovery, Inc.
  Your Letter dated September 2, 2010
  Registration Statement on Form S-1
  File No. 33-168713

Dear Mr. Hill:

In relation to the responses to the staff’s comment letter, above referenced, relating to the above referenced matter please be advised that:

(a)           Bureau of Fugitive Recovery, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced filing;

(b)           the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

BUREAU OF FUGITIVE RECOVERY, INC.

s/Frank Ficarra

Frank Ficarra
Chief Executive Officer